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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          FIGGIE INTERNATIONAL INC.
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                               (Name of Issuer)

                Class B Common Stock, par value $.10 per share
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                        (Title of Class of Securities)


                                 316828 60 7
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                                (CUSIP Number)

                              Harry E. Figgie, Jr.
                        16633 Foltz Industrial Parkway
                   Strongsville, OH  44136    216/572-1500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 May 18, 1994
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement  ___.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (continued on following pages)
                             (Page 1 of 13 Pages)
 ____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP No.  316828 60 7                         Page    2    of    13   Pages
           -------------------                      -------    -------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Harry E. Figgie, Jr.
               ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                   (b) /x/


   3      SEC USE ONLY

   4      SOURCE OF FUNDS
               Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      / /


   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Mr. Figgie is a citizen of the United States


                          7         SOLE VOTING POWER
                                         850,972 Shares at May 18, 1994
     NUMBER OF SHARES     8         SHARED VOTING POWER
  BENEFICIALLY OWNED BY                  134,564 Shares at May 18, 1994
  EACH REPORTING PERSON
                          9         SOLE DISPOSITIVE POWER
                                         750,972 Shares at May 18, 1994

                          10        SHARED DISPOSITIVE POWER
                                         134,564 Shares at May 18, 1994

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               985,536 Shares at May 18, 1994

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                /x/
          EXCLUDES CERTAIN SHARES*

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               19.94%

  14      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1.  Security and Issuer.
         -------------------
        This Amendment No. 1 to the statement on Schedule 13D (the "Amendment") relates to Class B Common Stock, par value $.10 per share (the "Class B Stock"), of Figgie International Inc. (the "Corporation"). The Corporation's principal executive offices are located at 4420 Sherwin Road, Willoughby, Ohio 44094.

Item 2.  Identity and Background.
         -----------------------
        (a) - (c) The Amendment is being filed by Harry E. Figgie, Jr. Mr. Figgie's address is 16633 Foltz Industrial Parkway, Strongsville, Ohio 44136. Mr. Figgie is presently employed as Chairman of the Board of Clark-Reliance Corporation, on Ohio corporation ("Clark-Reliance") the principal business of which is the manufacturing of fluid controls for indication, drainage and measurement. Mr. Figgie retired from his position as Chairman of the Board and Chief Executive Officer of the Corporation, whose address is stated in Item 1 above, on May 18, 1994. The Corporation is a diversified operating company whose businesses are grouped into five segments: (i) consumer products, (ii) fire protection, safety, and security products, (iii) machinery and allied products, (iv) technical products and (v) services.

        (d) Mr. Figgie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
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        (e)  Mr. Figgie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Figgie is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
        Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------
        Not applicable since the reason for the filing of this Amendment is to report Mr. Figgie's resignation on May 18, 1994 from his positions as Chairman of the Board and Chief Executive Officer of the Corporation.

        Mr. Figgie has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item 4, except as follows:

        Mr. Figgie presently intends to continuously review his equity interest in the Corporation, and the Corporation's business affairs and financial condition. Depending on his
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evaluations of the Corporation's business and prospects, and upon future developments (including, but not limited to, performance of the Corporation, the availability of funds, future opportunities, money and stock market conditions, general economic conditions and his own personal financial circumstances), Mr. Figgie may, and reserves the right to, acquire additional shares of Class B Stock or Class A Common Stock, par value $.10 per share (the "Class A Stock") or dispose of shares of Class B Stock or Class A Stock in one or more privately negotiated transactions, on the open market, or otherwise. Mr. Figgie has met, and from time to time will meet or have discussions with, parties who have expressed an interest in acquiring his Class B and/or Class A Stock. Any sales by Mr. Figgie of all of his shares of Class B Stock could cause a change in control of the Corporation, a change in the composition of its Board of Directors or management or other changes implemented by any new Directors.

        Mr. Figgie and the Company are in discussions concerning Mr. Figgie's separation of employment from the Company and its impact upon the Company's repurchase rights and/or obligations under the Restricted Stock Plan with respect to the 100,000 shares of Class B Stock and 56,450 shares of Class A Stock issued to Mr. Figgie thereunder.
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Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
        (a) Mr. Figgie beneficially owns an aggregate of 985,536 of Class B Stock, which constitutes approximately 19.94% of the outstanding shares of Class B Stock as of May 18, 1994.

        Included in the number of shares as to which Mr. Figgie has sole beneficial ownership are 435 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Ownership Trust and Plan (the "ESOP"), 541 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Ownership Trust and Plan for Salaried Employees (the "ESOP for Salaried Employees"), and 14,669 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Bonus Trust and Plan (the "Stock Bonus Plan") (collectively, the "Plans").

        Under the terms of the trust instruments governing the Plans, participants are entitled to instruct the Trustee of the plan, on a confidential basis, on how to vote shares allocated to their accounts on any matter to be voted on by stockholders of the Corporation and on whether to tender such shares in any tender or exchange offer. Allocated shares for which no instructions are received cannot be voted or tendered by the Trustee.

        Shares held by the ESOP for Salaried Employees which were originally acquired with surplus assets of the Corporation's
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Retirement Income Plan (an overfunded defined benefit plan terminated on
November 21, 1988), including shares purchased with loans repaid with such assets, generally cannot be disposed of by the Trustee, except in certain limited circumstances which are hereinafter described. The trust instruments authorize each Trustee of the Plans to dispose of certain allocated and unallocated shares held by the Plans only pursuant to the directions of participants with respect to the diversification of the investments of participant accounts, or in the response to a tender or exchange offer, or as needed for the purposes of making distributions of cash in lieu of shares or distributions of shares of Class A Stock instead of Class B Stock.

        The aggregate number of shares beneficially owned by Mr. Figgie excludes a total of 301,030 shares of Class B Stock beneficially owned, or that may be deemed to be beneficially owned, by members of Mr. Figgie's immediate family, The Figgie Family Foundation, and certain Figgie family trusts. Of the excluded shares, Mr. Figgie's wife owned 57,881 shares of Class B Stock; Matthew P. Figgie (Mr. Figgie's son, who lives in the same home as Mr. Figgie) owned 465 shares of Class B Stock (excluding those held in trust noted below); Dr. Harry E. Figgie, III (Mr. Figgie's son) beneficially owned 58,393 shares of Class B Stock (excluding those held in trust noted below); Dr. Mark P. Figgie (Mr. Figgie's son) owned 58,189 shares of Class B Stock (excluding those held in trust noted below); and The Figgie Family Foundation, of which Mr. Figgie is one of six trustees,
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owned 2,112 shares of Class B Stock.  Also, of the excluded shares, 69,000 shares of Class B Stock were held in trust for Mr. Figgie's wife for which The Wilmington Trust Company acts as trustee; 47,493 shares of Class B Stock were held in trust for Matthew P. Figgie, for which Dr. Harry E. Figgie, III, F. Rush McKnight, and David L. Carpenter act as trustees; 2,499 shares of Class B Stock were held in trust for Dr. Harry E. Figgie, III, for which First Kentucky Trust Co. acts as trustee; 2,499 shares of Class B Stock were held in trust for Dr. Mark P. Figgie, for which First Kentucky Trust Co. acts as trustee; and 2,499 shares of Class B Stock were held in trust for Matthew P. Figgie, for which First Kentucky Trust Co. acts as trustee.

        (b) Mr. Figgie has sole voting power with respect to 850,972 shares of Class B Stock and sole dispositive power with respect to 750,972 shares of Class B Stock.
        Mr. Figgie has shared voting and dispositive power with respect to 134,564 shares of Class B Stock owned by Clark-Reliance. Clark-Reliance is wholly-owned by Mr. Figgie and members of his immediate family, and Mr. Figgie is Chairman of the Board of Clark-Reliance. Mr. Figgie shares voting and dispositive power with respect to these shares with his son, Dr. Harry E. Figgie, III, who is a citizen of the United States. Dr. Figgie is a Director and President of Clark-Reliance. Dr. Figgie's address is 16633 Foltz Industrial Parkway, Strongsville, Ohio 44136. Dr. Figgie retired on May 18, 1994 from his position
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as a Director of the Corporation, and on March 16, 1994 from his employment as
Vice Chairman of Technology and Strategic Planning of the Corporation, whose address is stated in Item 1 above. Dr. Figgie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Dr. Figgie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (c) Mr. Figgie's wife retired from her position as Vice President of Facilities Planning of the Corporation in February, 1994. On April 18, 1994, the Corporation exercised its rights to acquire, pursuant to the provisions of its 1993 Restricted Stock Purchase Plan for Employees (the "Restricted Stock Plan"), from Mrs. Figgie, 1,087 shares of Class B Stock awarded to Mrs. Figgie under the Restricted Stock Plan at a purchase price of $1.00 per share, and she elected to have withheld by the Company under the terms of the Restricted Stock Plan an additional 63 shares of Class B Stock, at $12.75 per share, to cover her tax withholding obligations. On May 18, 1994, Mr. Figgie's son, Matthew Figgie, terminated his employment as Director of Mergers and Acquisitions, Currency Trading and Corporate Investments of the Corporation. On May 27, 1994, the Corporation exercised its right to repurchase from
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Matthew Figgie 1,593 shares of Class B Stock awarded to him under the
Restricted Stock Plan at a purchase price of $1.00 per share.

        (d) Clark-Reliance possesses an ownership interest in a portion of the securities listed or described in subsections (a) or (b) of this Item 5, and has certain rights to the receipt of, or power to direct the receipt of, dividends from, or the proceeds from the sale of the securities it owns.
        The Plans have the right to the receipt of dividends from, and any proceeds of the sale of, shares owned by the Plans, however, dividends on shares allocated to the accounts of participants are allocated to such accounts.

        (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
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         to Securities of the Issuer.
         ---------------------------
        A description of the voting arrangements of the Plans is contained in
Item 5 of this Schedule 13D.
        Under the Corporation's Restricted Stock Plan, a participating employee has all of the rights of a stockholder (including voting and dividend rights) with respect to shares acquired by him under the Restricted Stock Plan, except that all such shares are generally subject to restrictions on their sale, transfer, or encumbrance, which restrictions generally prohibit the participant from disposing of such shares or interests
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therein until the earlier of July 1, 1998 (or the earlier termination of the
Restricted Stock Plan) or the normal or early retirement, death, or total disability of the participant, and all certificates representing shares of Class A or Class B Stock issued under the Restricted Stock Plan remain in the custody of the Corporation until such time as the restrictions lapse. If a participant's employment terminates prior to the lapse of restrictions on the Restricted Stock Plan shares for any reason other than normal or early retirement, death, or total disability, the Corporation may, within a period of 90 days following the termination of the participant's employment, repurchase the participant's shares at a price equal to the lesser of the price paid by the participant for such shares or the then fair market value of the shares. However, the Corporation may, in its discretion, determine that the Corporation's right to repurchase will not be exercised, in which case the restrictions on transferability and disposition will lapse and the participant will receive custody and may dispose of the shares. Upon normal or early retirement prior to the lapse of the restrictions on a participant's shares, the participant may be required (unless otherwise determined by the Committee) to resell a specified percentage of the shares purchased under the Restricted Stock Plan to the Corporation for the lesser of the price paid by the participant for such shares or the then fair market value of the shares.
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        Mr. Figgie and the Company are in discussions concerning Mr. Figgie's separation of employment from the Company and its impact upon the Company's repurchase rights and/or obligations under the Restricted Stock Plan with respect to the 100,000 shares of Class B Stock and 56,450 shares of Class A Stock issued to Mr. Figgie thereunder.

Item 7. Material to be Filed as Exhibits.
        ----------------------------------
        See the Exhibit Index at page E-1 of this Amendment No. 1 to Schedule 13-D.
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                                                                   Page 13 of 13


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Dated:   July 20, 1994



                                By:     /s/ Harry E. Figgie, Jr.
                                       -------------------------------
                                        Harry E. Figgie, Jr.
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                                 EXHIBIT INDEX
                                                                 Sequential
  Exhibit No.                  Description                        Page No.
  ----------                   -----------                       ----------

      1.        1993 Restricted Stock Purchase Plan for             N/A
                Employees, which is incorporated herein by reference from the Company's Form S-8
                Registration Statement, File No. 33-66208.

      2.        Offer of Shares Pursuant to the Figgie               15
                International Inc. 1993 Restricted Stock
                Purchase Plan for Employees.

      3.        Acceptance of Offer and Escrow Agreement with        16
                respect to the Figgie International Inc. 1993
                Restricted Stock Purchase Plan for Employees.

      4.        Irrevocable Stock Power with respect to the Figgie   18
                International Inc. 1993 Restricted Stock Purchase
                Plan for Employees.

      5.        Confirmatory letter with respect to the Figgie       19
                International Inc. 1993 Restricted Stock Purchase
                Plan for Employees.








                                      E-1